April 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lily Dang Gus Rodriguez Liz Packebusch Irene Barberena-Meissner

Re:	BW LPG Limited

Registration Statement on Form 20-FR12(b)

File No. 001-42008

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, BW LPG Limited (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-42008) (the “Registration Statement”), so as to become effective at 9:00 a.m. Eastern time on Thursday, April 25, 2024 or as soon as possible thereafter.

The Company has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE has certified to the Commission that the Common Shares of the Company have been approved by the NYSE for listing.

Please contact Sebastian R. Sperber of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2237 or ssperber@cgsh.com or Sarah E. Lewis of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2376 or slewis@cgsh.com for any questions you may have. Please notify Sebastian R. Sperber or Sarah E. Lewis when this request for acceleration has been granted.

Very truly yours,

/s/ Samantha Xu
Samantha Xu
Chief Financial Officer, BW LPG Limited

cc:	Sebastian R. Sperber (Cleary Gottlieb Steen & Hamilton LLP)

Sarah E. Lewis (Cleary Gottlieb Steen & Hamilton LLP)